Exhibit #23

Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

As the independent registered public accountants of Camden National Corporation, we hereby consent to the incorporation of our report dated March 10, 2005, with respect to the consolidated balance sheets of Camden National Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of the internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Camden National Corporation.

Berry, Dunn, McNeil & Parker

Portland, Maine

March 10, 2005